PE 12/18/2012



13000088

NO ACT

Received SEC

JAN 24 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/24/13

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposal submitted to GE by the GE Stockholders' Alliance, Faith Adams Young, and Nancy Allen. We also have received letters from the proponents dated December 24, 2012, December 27, 2012, and January 13, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Patricia T. Birnie
GE Stockholders' Alliance
patbirnie@greenbicycle.net

Faith Adams Young
FISMA & OMB Memorandum M-07-16

Nancy Allen
nallen11@myfairpoint.net

January 24, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposals relate to irradiated fuel rods.

There appears to be some basis for your view that GE may exclude the GE Stockholders' Alliance proposal under rule 14a-8(b). We note that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the GE Stockholders' Alliance proposal from its proxy materials in reliance on rule 14a-8(b).

There appears to be some basis for your view that GE may exclude the Faith Adams Young proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the Faith Adams Young proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that GE may exclude the Nancy Allen proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the Nancy Allen proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, January 13, 2013 3:04 AM
To: shareholderproposals@gibsondunn.com; lori.zyskowski@ge.com; shareholderproposals
Cc: patbirnie@greenbicycle.net
Subject: letter from shareowner Faith Young to Gibson Dunn

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 13 , 2013

Mr. Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Ave., NW

Washington, DC 20036-5306

shareholderproposals@gibsondunn.com

Dear Mr. Mueller:

This letter is in response to your letter of December 18, 2012.

I have owned 5, 160 shares of General Electric stock continuously for the period of one year as of November 7, 2012, the date I submitted my letter of intent to co-file the Proposal written by the GE Stockholders' Alliance for GE's 2013 Annual Meeting. I have continuously owned GE Company shares since 1953. I plan to continue holding my 5,160 shares through the GE 2013 Annual Meeting and well beyond.

My attorney Richard Brooks is preparing verification on my continuous ownership of this stock.

Sincerely,

Faith Adams Young

FISMA & OMB Memorandum M-07-16

cc: Lori Zyskowski, Chief Counsel, General Electric Company lori.zyskowski@ge.com

Office of Chief Counsel, Securities & Exchange Comm. shareholderproposals@sec.gov

Richard M.Brooks Attorney at Law tlwright@richardbrooks.com

GE Stockholders' Alliance
5349 W. Bar X Street, Tucson, AZ 85713-6402

December 27, 2012

Mr. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave, NW
Washington, DC 20036-5306
shareholderproposals@gibsondunn.com

Dear Mr. Mueller:

This letter is in response to your letter of December 18, 2012. You state that neither Nancy Allen nor Faith Adams Young is eligible to co-file the stockholder proposal submitted by the GE Stockholders' Alliance (GESA) for the General Electric Company's 2013 Annual Meeting.

You report that Nancy Allen's letter arrived on Thursday, November 15, a day beyond the GE deadline. It remains puzzling to me that it would take five days for a letter dated November 10 [Saturday] to travel from Ms Allen's home in Maine to the GE office in Connecticut. Is it possible that the letter may have arrived in Connecticut on November 13 or 14 but was not stamped as received until November 15?

Because of this uncertainty, we hope the General Electric Company will accept Ms Allen's request to co-file our GESA proposal.

Your attention to this question will be greatly appreciated.

Sincerely,

Patricia T. Birnie, Chair
patbirnie@greenbicycle.net

cc: Lori Zyskowski, Executive Counsel, General Electric Co. lori.zyskowski@ge.com
Office of Chief Counsel, SEC, shareholderproposals@sec.gov
Nancy Allen, Brooksville, ME nallen11@myfairpoint.net
Faith Adams Young ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 27, 2012 4:17 PM
To: shareholderproposals@gibsondunn.com; lori.zyskowski@ge.com
Cc: shareholderproposals; patbirnie@greenbicycle.net
Subject: Faith Young reply to Mueller letter re qualifications to co-file GE resolution

Herewith information for GE concerning Faith A. Young as GE shareowner as requested in your Dec. 18 2012 letter to SEC. I look forward to hearing from you again. Faith Young

---

I, Faith Adams Young, have owned General Electric shares continuously since 1953. I have every intention that my grandchildren receive at the time of my death at some much later date the growing number of my current holding of 5,160 shares. May my standing as a dedicated GE shareholder not be subject to further doubt!

At this time I would like to notify General Electric Company again my intention to co-file resolution "Report on Vulnerability of Irradiated Fuel Storage at GE Reactors" as submitted by GE Stockholders' Alliance for consideration and action by stockholders at the 2013 annual meeting and for inclusion in the Company's proxy statement in accordance with rule 14-A-8 of General Rules and Regulations of the Securities and Exchange Act of 1934.

I hope additional language or confirmation may not be necessary but in any case I look forward to hearing from you once again. With all good wishes for continued growth and success of the Company in which my sixty years as a GE shareholder has shown to be most certain.

From:	Pat Birnie <patbirnie@greenbicycle.net>
Sent:	Thursday, December 27, 2012 6:03 PM
To:	shareholderproposals@gibsondunn.com; Lori.Zyskowski@ge.com; Nancy Allen; Faith Young; shareholderproposals
Subject:	Emailing: Letter to Mr Mueller of Gibson Dunn re Nancy Allen letter .doc
Attachments:	Letter to Mr Mueller of Gibson Dunn re Nancy Allen letter .doc

Please open the attachment of a letter to Mr. Mueller of Gibson Dunn regarding the letter of Nancy Allen seeking to co-file the proposal to General Electric Company

GE Stockholders' Alliance
5349 W. Bar X Street, Tucson, AZ 85713-6402

December 24, 2012

Mr. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave, NW
Washington, DC 20036-5306

Dear Mr. Mueller:

This letter is in response to your letter of December 18, 2012. You state that neither Nancy Allen nor Faith Adams Young is eligible to co-file the stockholder proposal submitted by the GE Stockholders' Alliance (GESA) for the General Electric Company's 2013 Annual Meeting.

Regarding Mrs. Faith Adams Young's documentation of her ownership of General Electric stock, this appears to be a complicated issue. Upon my receipt of your letter, I spoke with Mrs. Young. She said she has owned the General Electric stock for more than 40 years. She told me she has never authorized the sale of any of it. She told me she would try again to clarify her ownership. She said she will send this confirmation to GE, SEC and you no later than January 15, 2013. I am confident that you will be assured of her ownership, and therefore that she qualifies to be a co-filer of our stockholder proposal.

Sincerely,

Patricia T. Birnie, Chair
patbirnie@greenbicycle.net

cc: Lori Zyskowski, General Electric Company
Office of Chief Counsel, Securities & Exchange Commission
Nancy Allen
Faith Adams Young

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the GE Stockholders' Alliance, Faith Adams Young and Nancy Allen
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the GE Stockholders' Alliance, Faith Adams Young, and Nancy Allen (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information, should be available to shareholders on request by August 2013.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(e) and Rule 14a-8(f)(1) because Proponents failed to satisfy the applicable procedural and eligibility requirements.[1]

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b), Rule 14a-8(e) And Rule 14a-8(f)(1) Because The Co-Proponents Failed To Satisfy The Applicable Procedural and Eligibility Requirements.

As discussed below, the Proposal can be excluded from the 2013 Proxy Materials because each of GE Stockholders' Alliance ("GESA"), Faith Adams Young and Nancy Allen failed to comply with the applicable procedural and eligibility requirements:

- GESA is a registered holder of Company shares but, as GESA admits, does not own sufficient shares to submit a shareowner proposal. Although shareowners are permitted to aggregate their shares for purposes of satisfying the ownership threshold in Rule 14a-8(b),[2] neither of the other two co-proponents of the Proposal satisfied the procedural and eligibility requirements of Rule 14a-8; therefore, no co-proponent's shares can be aggregated with GESA's shares to satisfy the ownership threshold.

---

[1] We also believe there are other bases for exclusion of the Proposal. We are addressing only these procedural matters at this time because we do not believe the Proposal is eligible for consideration for inclusion.

[2] *See* Exchange Act Release No. 20091 (Aug. 16, 1983) at n.5 ("Holdings of coproponents will be aggregated in determining the includability of a proposal.").

- Faith Adams Young was a registered holder of Company shares until December 13, 2011 but did not provide, in response to the deficiency notice the Company sent to her, adequate proof of her ownership of the requisite amount of Company shares for the full remainder of the one-year period preceding and including the date she submitted the Proposal to the Company.
- Nancy Allen's submission was received after the deadline prescribed by Rule 14a-8(e)(2).

I. The Submission From GESA Can Properly Be Excluded From The 2013 Proxy Materials Because GESA Admitted To Not Owning Sufficient Shares To Submit A Shareowner Proposal.

GESA does not meet the requirements of Rule 14a-8(b)(1), and because of the deficiencies of the other Proponents as described below, the Proposal can be excluded. Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 ("SLB 14") provides that the market value of the proponent's securities is calculated by multiplying the number of securities owned by the proponent for the one-year period by the company's highest selling share price during the 60 calendar days prior to the proposal's submission. *See* Section C.1.a, Staff Legal Bulletin No. 14 (July 13, 2001).

GESA submitted the Proposal to the Company in a letter dated November 7, 2012, and the Company received the Proposal from GESA on November 13, 2002. A copy of the Proposal submitted by GESA is attached to this letter as Exhibit A. GESA did not include with its Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the records of the Company's Shareowner Services Department do not indicate that GESA is the record owner of a sufficient number of Company shares in the aggregate to satisfy the ownership requirements of Rule 14a-8(b).[3]

In the cover letter to the Proposal sent by GESA, dated November 7, 2012, GESA stated that it owned "8.5075 shares of General Electric stock," and it further stated, "Since the value of these shares is less than the $2,000 of securities required for filing a shareholder proposal, we have invited members of [GESA] to co-file, thereby meeting the $2,000 requirement."

---

[3] The Company's records indicate that GESA is a record holder of only 8.5075 shares, which does not represent at least $2,000 in market value of the Company's shares.

During the 60 calendar days preceding November 7, 2012, the highest selling price of Company common stock was $23.18, which occurred on October 5, 2012. Therefore, the maximum market value of GESA's 8.5075 shares was $197.20, less than the $2,000 threshold amount provided by Rule 14a-8(b)(1). There were in excess of 10 billion shares of Company common stock outstanding at all times during the one-year period prior to the Proposal's submission by GESA, thus GESA's 8.5075 shares of Company common stock represent significantly less than 1% of the Company's outstanding shares of common stock. By GESA's own admission, its share ownership fails to meet the required Rule 14a-8(b)(1) threshold. This deficiency, combined with the procedural deficiencies of GESA's co-proponents described below, provides sufficient grounds for exclusion pursuant to Rule 14a-8(b)(1). *See IDACORP, Inc.* (avail. March 5, 2008) (concurring in the exclusion of a proposal by two co-proponents, one of which stated an ownership level below the minimum threshold amount, the other which exhibited deficiencies in share ownership).

Because the cover letter sent by GESA stated the number of Company shares it held, and because such number was less than the requisite amount, the Company was not required to send a deficiency notice. SLB 14D provides that companies typically must provide deficiency notices that inform the proponent of proof of ownership requirements when the company's records show that the proponent owns some shares, but not enough to meet the requirements of Rule 14a-8(b)(1). However, in this case, GESA admitted to not owning sufficient shares. Rule 14a-8(f)(1) provides that a deficiency notice need not be provided as to a deficiency that cannot be remedied. More specifically, SLB 14 explicitly states that "if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities[,] . . . no notice of the defect would be required" because "the shareholder cannot remedy this defect after the fact." *See also PulteGroup, Inc.* (avail. Jan. 6, 2012) (concurring in the exclusion of a proposal that stated the proponent's insufficient number of shares owned in the cover letter without the company delivering a deficiency notice); *United Continental Holdings, Inc.* (avail. Mar. 11, 2010) (same); *International Paper Co.* (avail. Jan. 5, 2001) (same). Therefore, because GESA admitted that "the value of [its] shares is less than the $2,000 of securities required for filing a shareholder proposal"—and because, as discussed below, neither of the other co-proponents' shares can properly be aggregated with GESA's—the Company can properly exclude the Proposal despite not having sent a deficiency notice to GESA.

II. The Submission From Faith Adams Young Can Properly Be Excluded From The 2013 Proxy Materials Because Ms. Young Did Not Provide Sufficient Proof Of Her Continuous Ownership Of The Requisite Amount Of Company Shares For The Full One-Year Period Preceding And Including The Date Her Proposal Was Submitted.

The Company may exclude the submission from Ms. Young under Rule 14a-8(f)(1) because Ms. Young did not substantiate her eligibility to submit the Proposal under Rule 14a-8(b).

A. Background: Correspondence With Faith Adams Young

Ms. Young submitted notice of her intention to co-file the Proposal to the Company in a letter dated and postmarked November 7, 2012, and received by the Company on November 13, 2012 (including the ancillary materials sent with her letter of intention to co-file, the "Young Proposal"). A copy of the Young Proposal and postmarked envelope in which it was sent is attached to this letter as Exhibit B. The Young Proposal included a cover letter signed by Ms. Young and a broker letter, dated November 6, 2012, executed by Evelyn J. Lawson, Registered Financial Assistant, Raymond James Financial Service ("Ms. Lawson"). The letter from Ms. Lawson did not sufficiently demonstrate satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, although the records of the Company's Shareowner Services Department indicate that Ms. Young was a record owner until December 13, 2011, these records do not indicate that Ms. Young has been the record owner of any Company shares since that time, and thus she did not initially satisfy the ownership requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from Ms. Young of her eligibility to submit the Young Proposal. Specifically, Lori Zyskowski, Executive Counsel of the Company, sent via Federal Express a letter addressed to Ms. Young on November 20, 2012, which was within 14 calendar days of the Company's receipt of the Proposal, notifying Ms. Young of the requirements of Rule 14a-8 and how she could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Young Deficiency Notice"). A copy of the Young Deficiency Notice is attached hereto as Exhibit C. In addition, the Young Deficiency Notice explained the requirements of Rule 14a-8. The Young Deficiency Notice indicated that the Company had not received proof that Ms. Young had "satisfied Rule 14a-8's ownership requirements" and further stated:

> To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal

was submitted to the Company (November 7, 2012). As explained in Rule 14a-8(b), and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012); or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that you continuously held the requisite number of Company shares for the one-year period.

Federal Express tracking records indicate that the Young Deficiency Notice was received by Ms. Young on November 21, 2012. *See* Exhibit D.

In a letter dated December 4, 2012, various materials were transmitted on Ms. Young's behalf (attached hereto as Exhibit E, the "Young Response"). Included in the Young Response was a cover letter sent by Ms. Lawson (the "Lawson Letter"), a cover letter sent by Ms. Young, a list of Company certificate numbers prepared by Raymond James & Associates, Inc. (the "List"), three Company stock certificates (the "Certificates"), and an account summary dated as of December 4, 2012 prepared by Raymond James & Associates, Inc. (the "Account Summary").

B. Analysis

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." SLB 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The Young Proposal was dated and postmarked November 7, 2012, and received by the Company on November 13, 2012. *See* Exhibit B. SLB 14G clearly explains the Staff's position on determining the date of submission: "We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically." Thus, the date of submission of the Young Proposal was November 7, 2012, and Ms. Young was required to provide proof of continuous ownership of Company shares for the full one-year period preceding and including that date. However, although the proof of ownership letter from Ms. Lawson that was included with the Young Proposal purports to attest to Ms. Young's ownership of Company shares as of November 7, 2012, the letter was dated November 6, 2012. A letter cannot verify ownership of Company shares as of a future date, as the letter's author would lack a sufficient factual basis to make such a statement.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Young Deficiency Notice, which explained the requirements of Rule 14a-8 and specifically set forth the deficiency in her materials submitted to the Company and dated November 7, 2012. While SLB 14G expresses a "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters" (for example, by "mak[ing] no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter"), the Young Deficiency Notice explained the shortcoming of the materials that had been provided. Specifically, the Young Deficiency Notice stated:

> The proof of ownership letter that you provided does not satisfy Rule 14a-8's ownership requirements because it does not verify your continuous ownership of Company shares for the full one-year period preceding and including the date that you submitted the Proposal to the Company (November 7, 2012). Specifically, the letter is dated November 6, 2012, but purports to prove your ownership of Company shares as of November 7, 2012. A letter cannot verify ownership of Company shares as of a future date.

As required by SLB 14G, the Young Deficiency Notice identified the specific date on which the proposal was submitted—November 7, 2012, the date the submission from Ms. Young had been postmarked—and explained that Ms. Young "must obtain a new proof of ownership letter verifying [her] continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted

to the Company (November 7, 2012)," tracking the language of SLB 14G almost verbatim. Finally, the Young Deficiency Notice included a copy of Rule 14a-8 and SLB 14F and further stated that Ms. Young had to reply to the Young Deficiency Notice no later than 14 calendar days from the date she received the Young Deficiency Notice.

The Young Response failed to cure the deficiency in Ms. Young's submission to the Company. That is, the Young Response does not verify Ms. Young's ownership of Company shares for the one-year period preceding *and including* November 7, 2012.[4] This is because (1) the stock certificates that the Young Response centers around have been cancelled, (2) the Lawson Letter does not state the amount of shares owned for the period described, and (3) account statements and stock certificates are insufficient to verify continuous ownership.

C. *The Provided Stock Certificates Have Been Cancelled*

The Lawson Letter lacks credibility because the Certificates that it centers around were cancelled on December 13, 2011. The Lawson Letter states, "We are Faxing copy of GE certificates that Faith Adams Young logged into her Raymond James account. . . . Please see the full list of her certs held, all of which exceed the one year holding period and the # of shares you require." However, the Company checked with its Shareowner Services Department and determined that each of these Certificates was cancelled on December 13, 2011, almost one year before the Lawson Letter was written. Although Ms. Young's broker apparently has retained photocopies of the Certificates, they are not currently "held" by either Ms. Young or her broker, nor could it accurately have been stated on December 4, 2012 that these Certificates "exceed the one year holding period and the # of shares [required by Rule 14a-8(b)]." The Certificates were cancelled on December 13, 2011 and as of that date ceased to represent ownership of Company stock.

D. *The Lawson Letter Does Not State The Amount Of Shares Owned For The Period Described*

Another unresolved deficiency in the Young Response arises because the Lawson Letter does not state the number of shares owned by Ms. Young. The Staff has previously concurred in the exclusion of a proposal where the proponent's proof of ownership letter did not affirmatively state the number of shares held by the proponent. For example, the proponent

[4] The materials that Ms. Young initially provided address ownership for the one-year period except for November 7, 2012. In addition, because Ms. Young was a registered holder of Company shares until December 13, 2011, the Company itself can verify her ownership for November 7, 2011 through December 13, 2011.

in *Mylan, Inc.* (avail. Feb. 3, 2011) provided as proof of ownership a letter from BNY Mellon Asset Servicing that was accompanied by two "holdings reports" and one "transaction report." Rather than providing a clear, standalone statement as to the amount of securities the proponent held, the letter made a statement that was dependent upon the holdings reports and transaction report: "In order to verify that the [proponent] has been the beneficial owner of at least one percent or $2,000 in market value of Mylan, Inc. common stock . . . and that the [proponent] has continuously held the securities for at least one year, I have enclosed [two holdings reports and one transaction report]." In *Mylan*, the Staff concurred that the proposal could be excluded, noting that "the documentary support that the proponent provided does not affirmatively state that the proponent owns securities in the company."

Similar to the proof of ownership letter in *Mylan*, the Lawson Letter fails affirmatively to state that Ms. Young has owned $2,000 in Company shares for the requisite one-year period. Rather, it is dependent upon, and directs the Company to, the documents accompanying it. It refers to "cop[ies] of GE certificates" and states that Ms. Young "has owned *the stock*" (emphasis added) and that the "list of shares are enclosed and copy of 3 of the certificates." It then invites the Company to "see the full list of her certs held [which, as discussed above, is inconsistent with the Company's stock records], all of which exceed the one year holding period and the # of shares you require." Nowhere in the Lawson Letter is there a statement that Ms. Young owned $2,000 of Company shares for the requisite one-year period. Therefore, consistent with Mylan, the submission from Ms. Young is insufficient. *See also Great Plains Energy Inc.* (avail. Feb. 10, 2006) (concurring in the exclusion of a proposal when the proponent's proof of ownership letter stated, "The attached November 2005 statement and 2002 tax reporting statement is to provide verification that the above referenced shareholder has held the security Great Plains Energy Inc. . . in his account continuously for over one year time period").

E. Account Statements And Stock Certificates Are Insufficient To Verify Continuous Ownership

The Account Summary and Certificates share a common deficiency under Rule 14a-8(b), as both types of documents demonstrate share ownership as of a point in time, not continuously during the full year as required. The Staff stated in SLB 14:

> Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the

> shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. (Emphasis in original)

The Account Summary and Certificates merely demonstrate the acquisition of the Company's common stock and Ms. Young's holdings as of a specified date. Such materials do not constitute "an affirmative written statement" verifying continuous ownership of such shares. *See McGraw Hill Companies, Inc.* (avail. Jan. 28, 2008) (concurring in the exclusion of a proposal that sought to rely on account statements as evidence of continuous share ownership); *Motors Liquidation Co.* (avail. Apr. 5, 2007) (concurring in the exclusion of a proposal that sought to rely on two account statements); *Yahoo! Inc.* (avail. Mar. 29, 2007) (concurring in the exclusion of a proposal that sought to rely on account statements and trade confirmations as evidence of continuous share ownership); *Duke Realty Corp.* (avail. Feb. 7, 2002) (concurring in the exclusion of a proposal that included a monthly account statement in response to a deficiency notice).

F. The Young Proposal May Be Excluded Because The Young Response Failed To Satisfy The Applicable Procedural And Eligibility Requirements

Aside from the deficiencies in each individual component of the Young Response, including the Account Summary, the Certificates, and the Lawson Letter as discussed above, all of the components of Ms. Young's submissions to the Company taken together fail to satisfy Rule 14a-8's eligibility requirement. When evaluating proof of ownership by a proponent, the Staff typically does not aggregate facts gleaned from separate components, but instead looks for an affirmative statement that the proponent satisfies the applicable requirements. The Staff stated in SLB 14 that "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for the period of one year as of the time of submitting the proposal" (emphasis in original), and the Staff has adhered to that position. For example, in *Qwest Communications International Inc.* (avail. Feb. 29, 2008), one of two co-proponents attempted to verify his share ownership with a letter from his broker that stated a "[number] of shares" and two "date[s] received" for the shares, i.e., the dates the shares were acquired. One of these dates was "07/31/02." Attached to the letter were two investment reports, one of which stated that the "last activity date" for many of the shares (enough to constitute $2,000) was "07/31/2002," more than five years before the proposal had been submitted to the company. Notwithstanding the matching "date received" on the broker letter and "last activity date" on the investment report, which matching dates could have been interpreted to mean that the shares had been continuously held in the proponent's account since their acquisition in 2002, the Staff concurred in the exclusion of the proposal, noting that the proponent had "failed to supply . . . documentary support sufficiently evidencing that [he]

satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)."

Qwest illustrates the protective principle that, whatever conjectures one could make about a proponent's share ownership based on a combination of account statements and broker letters, a shareowner proponent does not satisfy the proof of ownership requirements unless it provides the company with an explicit, affirmative statement as to the person's share ownership. *See also Mylan Inc.* (avail. Feb. 3, 2011) (concurring in the exclusion of a proposal when the proponent provided a broker letter that directed the reader to three attached account-related documents but failed to provide an affirmative statement that the proponent had held the requisite amount of securities continuously for the applicable one-year period).

Consistent with *Qwest* and *Mylan*, the letter that Ms. Young provided from Ms. Lawson does not include "an affirmative written statement . . . that specifically verifies that [Ms. Young] owns the securities *continuously* for the period of one year as of the time of submitting the proposal." Furthermore, the deficient Lawson Letter, even when considered together with the List, the Certificates and the Account Summary, does not satisfy the standard. Accordingly, Ms. Young's submission is excludable under Rule 14a-8(f)(1) because Ms. Young has not sufficiently demonstrated that she continuously owned the requisite number of Company shares for the one-year period prior to the date she submitted the Proposal to the Company, as required by Rule 14a-8(b).

III. The Submission From Nancy Allen May be Excluded Under Rule 14a-8(e)(2) Because It was Received At The Company's Principal Executive Offices After the Deadline for Submitting Shareowner Proposals.

The Company may exclude the submission from Nancy Allen under Rule 14a-8(e)(2) and Rule 14a-8(f) because the Company did not receive it at its principal executive offices before the deadline for submitting shareowner proposals. Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f) permits a company to exclude a shareowner proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline."

Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") explains that, to calculate a shareowner proposal deadline, a company should:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

The Company received the submission from Nancy Allen on November 15, 2012, yet as disclosed on page 53 of the Company's proxy statement filed on March 9, 2012, the deadline for submitting proposals was November 14, 2012:

> **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**
>
> To be considered for inclusion in next year's proxy statement, shareowner proposals submitted in accordance with the SEC's Rule 14a-8 must be received at our principal executive offices no later than the close of business on November 14, 2012. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

The November 14, 2012 deadline was calculated in accordance with Rule 14a-8(e)(2) and SLB 14, as it is 120 days before the anniversary of the release date disclosed in the Company's 2012 proxy statement.[5] Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Here, however, the Company's 2012 Annual Meeting of Shareowners was held on April 25, 2012, and the Company expects to hold its 2013 Annual Meeting of Shareowners on April 24, 2013. Accordingly, the 2013 Annual Meeting of Shareowners will not be moved by more than 30 days from the anniversary date of the 2012 Annual Meeting, and thus, the deadline for shareowner proposals set forth in the Company's 2012 proxy statement remains effective.

The Company received Ms. Allen's proposal on November 15, 2012, one day after the November 14, 2012 deadline that was disclosed in the Company's 2012 proxy statement. A copy of Ms. Allen's proposal with a "RECEIVED Nov 15 2012" stamp, along with a photocopy of the envelope in which it was sent, is attached to this letter as Exhibit F.

---

[5] Page 1 of the Company's 2012 proxy statement stated that "[d]istribution of this proxy statement and a proxy form to shareowners is scheduled to begin on or about March 14, 2012."

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline, even if only by one day and even if the deadline fell on a weekend or federal holiday. *See, e.g., Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline which fell on a Saturday); *Smithfield Foods, Inc.* (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline).

The submission from Ms. Allen is excludable even though, as indicated by the postmarked envelope that is included in Exhibit F, it was mailed before the deadline. To be timely, a proposal must be received at companies' principal executive offices before the deadline, not just mailed by that date. *See, e.g., Equity LifeStyle Properties* (avail. Feb. 10, 2012) (concurring with the exclusion of a proposal when it was received after the submission deadline, even though it was mailed prior to the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the submission deadline, even though it was mailed one week earlier). Therefore, the postmark date of November 10, 2012 does not cause the submission from Ms. Allen to be timely. SLB 14 makes clear that a proposal must be "received at the company's principal executive offices by [the deadline]," and it encourages shareowners to "submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices."

The Company has not provided Ms. Allen with a deficiency notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide . . . notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

In some situations involving multiple co-proponents, the Staff has not concurred in exclusion of a co-proponent if the company had information about the co-proponent before the submission deadline, even if the co-proponent's proposal is received after the submission deadline. *See, e.g., Wyeth* (avail. Feb. 8, 2005) (disagreeing with the exclusion of a co-proponent's proposal when the company had notice of the co-proponent prior to the deadline for submitting proposals, despite receiving the proposal after the deadline); *Unicom Corp.* (avail. Mar. 10, 1999) (disagreeing with the exclusion of two co-proponents' proposals when the company received notice of the co-proponents before the deadline for submitting proposals, despite receiving the proposals after the deadline). *Compare Unocal Corp.* (avail.

Mar. 10, 1999) (concurring with the exclusion of a co-proponent's proposal when the proposal was received after the deadline and the company did not receive notice of the co-proponent until after the deadline). Here, the Company was not aware of Ms. Allen before the deadline for submitting proposals, and the other co-proponents' correspondence did not refer to her. The Company only became aware of Ms. Allen being a co-proponent upon receiving Ms. Allen's submission on November 15, 2012, the day after the submission deadline.

We therefore request that the Staff concur that the submission from Ms. Allen may properly be excluded from the 2013 Proxy Materials because this submission was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2) and the Company had no notice of Ms. Allen as a co-proponent before the deadline. Furthermore, the Proposal can be excluded from the 2013 Proxy Materials because each of GESA, Ms. Young and Ms. Allen failed to comply with the applicable procedural and eligibility requirements.

For the foregoing reasons, the Company may exclude the Proposal from its 2013 Proxy Materials under Rule 14a-8(b), Rule 14a-8(e) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com If we can be of any further assistance, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Patricia T. Birnie, GE Stockholders' Alliance
Faith Adams Young
Nancy Allen

EXHIBIT A

RECEIVED

NOV 13 2012

B. B. DENNISTON III

GE Stockholders' Alliance
5349 W. Bar X Street, Tucson, AZ 85713

November 7, 2012

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

Please substitute the enclosed copy of our stockholder proposal as you process our request. There were minor edits required that I failed to correct.

Thank you,

Appreciatively,



Patricia T. Birnie, Chair
patbirnie@greenbicycle.net

Enclosure: Corrected copy of stockholder proposal
cc: Securities and Exchange Commission

Corrected Copy

Proposal to the General Electric Company for inclusion at the 2013 Annual Meeting

REPORT ON VULNERABILITY OF IRRADIATED FUEL STORAGE AT GE REACTORS

WHEREAS:
As long as GE-designed nuclear power plants operate, they will continue generating radioactively and thermally hot, irradiated fuel rods which are hundreds of thousands of times more radioactive and dangerous than when first loaded into the reactor. Periodic replacement with new rods requires transferring irradiated rods from the reactor to wet storage, for cooling in the reactor's spent fuel pool, for at least five years before they can be moved elsewhere.

GE-designed pools in the U.S. are well above ground and hold substantially larger inventories than the Fukushima-Daiichi GE-designed reactors that experienced devastating explosions in March 2011. The U.S. Nuclear Regulatory Commission allows operators to store four to five times more rods in the fuel pool than intended in the original pool design. The NRC's rationale for permitting such crowding was that there would be a timely opening of a geologic repository for reactor irradiated fuel disposal, under the 1982 Nuclear Waste Policy Act. Irradiated rods must be kept isolated from the biosphere for hundreds of thousands of years. The cancellation of the Yucca Mountain geologic repository in Nevada by the U.S. government means that U.S. reactors will be storing large amounts of irradiated fuel on site for an indefinite period.

In June 2012 the U.S. Court of Appeals for the D.C. Circuit struck down the NRC's Nuclear Waste Confidence Rule justifying its spent fuel pool storage policy because of the NRC's failure to address the accident consequences of high-density spent fuel pools. The NRC is currently preparing an environmental impact statement to address the Court's dictum. All these factors contribute to the delay in resolving the accumulations of irradiated reactor fuel in spent fuel pools which constitute some of the largest concentrations of radioactivity on the planet. These concentrations are projected to double over the coming decades because of NRC's policy allowing longer fuel irradiation times. In 2004 the National Academy of Sciences warned that drainage of a spent fuel pool by an act of malice would result in a catastrophic radiological fire that could create extensive long-term land contamination.

RESOLVED:
In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information, should be available to shareholders on request by August 2013.

SUPPORTING STATEMENT:
GE remains morally responsible for reactors it has designed, for seeking to isolate their radioactive wastes, and for protecting workers and the public into the indefinite future.

Shareholders have the right to be informed of GE's liability for spent fuel pool fires and the impact such accidents might have on other business lines of the Company.

The requested report is essential for realistic and responsible security, and for ethical planning.

Submitted by the GE Stockholders' Alliance, c/o Patricia T. Birnie, 5349 W. Bar X Street, Tucson, AZ 85713
520-661-9671 patbirnie@greenbicycle.net November 7, 2012

GE Stockholders' Alliance
5349 W. Bar X Street, Tucson, AZ 85713

November 7, 2012

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

The GE Stockholders' Alliance (GESA) is an owner of 8.5075 shares of General Electric stock. I enclose verification of ownership. The GESA has owned these shares continuously for at least one year, and plans to retain its GE Shares through the next annual meeting. Since the value of these shares is less than the required $2,000 worth of securities for filing a stockholder proposal, we have invited members of the GESA to co-file, thereby meeting the $2,000 requirement.

We submitted a similar proposal about risks of GE's spent fuel assemblies, with the same RESOLVED paragraph, for the 2003 GE Annual Meeting. Because it received enough votes in 2003, we re-introduced it in 2004, and again in 2005. SEC rules allow a resolution to be re-considered after 5 years. We have updated some of the WHEREAS section with current information.

I hereby notify you that the GESA is filing the enclosed resolution entitled, **"Report on Vulnerability of Irradiated Fuel Storage at GE Reactors "** for consideration and action by the stockholders at the 2013 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Respectfully Submitted,



Patricia T. Birnie, Chair
patbirnie@greenbicycle.net

Enclosures: Copy of Proposal
Copy of verification of GESA stock ownership

cc: Securities and Exchange Commission

Proposal to the General Electric Company for inclusion at the 2013 Annual Meeting

REPORT ON VULNERABILITY OF IRRADIATED FUEL STORAGE AT GE REACTORS

WHEREAS:
As long as GE-designed nuclear power plants operate, they will continue generating radioactively and thermally hot, irradiated fuel rods which are hundreds of thousands of times more radioactive and dangerous than when first loaded into the reactor. Periodic replacement with new rods requires transferring irradiated rods from the reactor to wet storage, for cooling in the reactor's spent fuel pool, for at least five years before they can be moved elsewhere.

GE-designed pools in the U.S. are well above ground and hold substantially larger inventories than the Fukushima-Daiichi GE-designed reactors that experienced devastating explosions in March 2011. The U.S. Nuclear Regulatory Commission allows operators to store four to five times more rods in the fuel pool than intended in the original pool design. The NRC's rationale for permitting such crowding was that there would be a timely opening of a geologic repository for reactor irradiated fuel disposal, under the 1982 Nuclear Waste Policy Act. Irradiated rods must be kept isolated from the biosphere for hundreds of thousands of years. The cancellation of the Yucca Mountain geologic repository in Nevada by the U.S. government means that U.S. reactors will be generating and storing large amounts of irradiated fuel on site for an indefinite period.

In June 2012 the U.S. Court of Appeals for the D.C. Circuit struck down the NRC's Nuclear Waste Confidence Rule justifying its spent fuel pool storage policy because of the NRC's failure to address the accident consequences of high-density spent fuel pools. The NRC is currently preparing an environmental impact statement to address the Court's dictum. All these factors contribute to the delay in resolving the accumulations of irradiated reactor fuel in spent fuel pools which constitute some of the largest concentrations of radioactivity on the planet. These concentrations are projected to double over the coming decades because of NRC's policy allowing longer fuel irradiation times. In 2004 the National Academy of Sciences warned that drainage of a spent fuel pool by an act of malice would result in a catastrophic radiological fire that could create severe extensive long-term, land contamination.

RESOLVED:
In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information, should be available to shareholders on request by August 2013.

SUPPORTING STATEMENT:
GE remains morally responsible for reactors it has designed, for seeking to isolate their radioactive wastes, and for protecting workers and the public into the indefinite future.

Shareholders have the right to be informed of GE's liability for spent fuel pool fires and the impact such accidents might have on other business lines of the Company.

The requested report is essential for realistic and responsible security, and for ethical planning.

Submitted by the GE Stockholders' Alliance, c/o Patricia T. Birnie, 5349 W. Bar X Street, Tucson, AZ 85713
520-661-9671 patbirnie@greenbicycle.net November 7, 2012

Page 21 redacted for the following reason:

\- -

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

EXHIBIT B

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2012

RECEIVED

NOV 13 2012

B. B. DENNISTON III

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, Faith Adams Young, am an owner of 5160 shares of General Electric stock. I enclose verification of ownership. I have owned these shares continuously for at least one year and I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled, "Report on Vulnerability of Irradiated Fuel Storage at GE Reactors" as submitted by the GE Stockholders' Alliance for consideration and action by the stockholders at the 2013 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,



Faith Adams Young

*** FISMA & OMB Memorandum M-07-16 ***

cc: Securities and Exchange Commission

Community Bank of Smith County
Office of Wilson Bank & Trust
Lebanon, Tennessee

SECURITIES OFFERED THROUGH
RAYMOND JAMES®
FINANCIAL SERVICES INC.
Member FINRA/SIPC

Nov 6, 2012

Brackett B Denniston III, Secretary

General Electric Company

3135 Easton Turnpike

Farfield , Ct 06828

Mr Denniston:

As of November 7, 2012, Faith Adams Young held and has held continuously for at least one year 5160 shares of General Electric Company Common Stock.

Respectfully Submitted,



Evelyn J Lawson , Registered Financial Assistant

Raymond James Financial Service

Trousdale Bank & Trust
127 McMurry Blvd.
Hartsville, TN 37074
Phone: 615/374-0301

Community Bank of Smith County
1300 Main Street North
Carthage, TN 37030
Phone: 615/735-9109
Fax: 615/735-3886

Community Bank of Gordonsville
7 New Middleton Hwy.
Gordonsville, TN 38563
Phone: 615/735-9109
Fax: 615/735-3886

DeKalb Community Bank
576 West Broad St.
Smithville, TN 37166
Phone: 615/597-1978

www.wilsonbankinvestments.com

Securities are offered through Raymond James Financial Services, Inc., member FINRA/SIPC, an independent broker/dealer, and are not insured by FDIC, NCUA any other financial institution insurance, or government agency are not deposits or obligations of the financial institution, are not guaranteed by the financial institution, and are subject to risks, including the possible loss of principal. Raymond James is not affiliated with Wilson Bank, their affiliate banks or Investment Services.



Faith Young

*** FISMA & OMB Memorandum M-07-16 ***

NASHVILLE TN 370

07 NOV 2012 PM 5 L



Brackett B. Denniston III, Secre
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

GIBSON DUNN

EXHIBIT C



Lori Zyskowski
Executive Counsel
Corporate, Securities &Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 20, 2012

Faith Adams Young

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Young:

I am writing on behalf of General Electric Company (the "Company"), which received on November 13, 2012, your letter stating your intention to co-file the shareowner proposal submitted by the GE Stockholders Alliance titled "Report on Vulnerability of Irradiated Fuel Storage at GE Reactors" for consideration at the Company's 2013 Annual Meeting of shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The proof of ownership letter that you provided does not satisfy Rule 14a-8's ownership requirements because it does not verify your continuous ownership of Company shares for the full one-year period preceding and including the date that you submitted the Proposal to the Company (November 7, 2012). Specifically, the letter is dated November 6, 2012, but purports to prove your ownership of Company shares as of November 7, 2012. A letter cannot verify ownership of Company shares as of a future date.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to

the Company (November 7, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then

you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT E

Wilson Bank & Trust

Investment Services
Securities offered through

Raymond James Financial Services, Inc.

Member FINRA/SIPC

Facsimile Transmission
Cover Sheet

Stephen M Russell
Financial Advisor RJFS
Evelyn Lawson
Registered Financial Assistant
Evelyn.Lawson@raymondjames.com
1300 Main St N, PO Box 100
Carthage Tn 37030
Phone 615-735-9109
615-597-1978
615-374-0301
Fax: 615-735-3826
OSJ Phone 615-443-6509

Date: 12-4-12

To: Lori Zyskowski

From: Evelyn Lawson for Faith Adams Young

Number faxed to: 203-373-2227

Number of pages: (include cover page)

Message: We are Faxing copy of GE certificates that Faith Adams Young logged into her Raymond James account. She has owned the stock over the 1 yr required and list of shares are enclosed + copy of 3 of the certificates. These are ~~are~~ still In her Raymond James Account ~~at~~ this time. Please see the full list of her certs held, all of which exceed the one year holding period and the # of shares you require.

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Securities offered through Raymond James Financial Services Inc., member FINRA/SIPC and are NOT DEPOSITS · NOT FDIC Insured · NOT GUARANTEED by Wilson Bank & Trust or their affiliates· Subject to risk and may lose value · NOT Insured by any government agency· Raymond James is not affiliated with Wilson Bank & Trust, their affiliate banks or the Investment Center.

Raymond James Financial Services DOES NOT ACCEPT ORDERS AND/OR INSTRUCTIONS REGARDING YOUR ACCOUNT BY FAX OR EMAIL. Transactional details do not supersede normal trade confirmations or intended statements. Raymond James Financial Services reserves the right to monitor all faxes. This is intended only for the person or entity to which it is addressed and may contain confidential and/or privileged material. Any unauthorized use or dissemination of this communication in whole or part strictly prohibited. If you have received it by mistake please notify the sender and destroy the communication immediately. Raymond James Financial, Inc. (including its' subsidiaries) shall not be liable for the improper or incomplete transmission of the information contained in this communication nor for any delay in its receipt or damage to your system.

Lori Zyskowski
Executive Counsel
General Electric Company
facsimile:(203) 373-2227

To: Ms Zyskowski
From: Faith AdamsYoung

Re: In answer to your letter November 20, 2012
requesting additional information
of above shareowner proponent co-filing
GE Stockholders Alliance proposal
for Company's 2013 Annual Meeting

Attached please find copies of Dividends and Distributions of 2011 from General Electric Company in the name of Faith Adams, Faith Young and Faith Adams Young. In addition a copy of Raymond James Financial Services' Condensed Holdings dated October 09, 2012 in the name of Faith Adams Young is attached. If further information is required please do not hesitate to inform me by facsimile at above address. With sincere regards, Faith Adams Young

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ZA 842061

1728

INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

GENERAL ELECTRIC COMPANY

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 369604 10 3

This Certifies that

FULL-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

of General Electric Company transferable in person or by duly authorized attorney on the books of the Company upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the seal of the Company and the signatures of its duly authorized officers.

MAY 05, 200

VICE PRESIDENT AND TREASURER

CHAIRMAN OF THE BOARD

NEW YORK TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE

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ZA842062



16

INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

GENERAL ELECTRIC COMPANY

CUSIP 369604 10 3

This Certifies that

FULL-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

of General Electric Company ... on the books of the Company ... This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar. Witness the seal of the Company and the signatures of its duly authorized officers.

MAY 07, 200

VICE PRESIDENT AND TREASURER

CHAIRMAN OF THE BOARD

(NEW YORK) TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE

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ZA 842063

GENERAL ELECTRIC COMPANY

CUSIP 369604 10 3

FULL-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

VICE PRESIDENT AND TREASURER

CHAIRMAN OF THE BOARD

THE BANK OF NEW YORK, NEW YORK, TRANSFER AGENT AND REGISTRAR

AUTHORIZED SIGNATURE

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GIBSON DUNN

EXHIBIT F

RECEIVED

NOV 1 5 2012

B. B. DENNISTON III

Nancy Allen
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November 10, 2012

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, Nancy Allen, am an owner of 1,450 shares of General Electric stock. This is the same amount that I owned last year and nothing has changed from my letter of last year. I have owned these shares continuously for at least one year, and I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled, **"Report on Vulnerability of Irradiated Fuel Storage at GE Reactors "** as submitted by the **GE Stockholders' Alliance** for consideration and action by the stockholders at the 2013 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,



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cc: Securities and Exchange Commission

Nancy Allen

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SO MAINE P&DC 041

10 NOV 2012 PM 1 L



Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT. 06828

06828

